FIXED ACCOUNT (Continued)

subaccounts may be made only with the consent of and to the extent allowed by the Company.

Right to Transfer.--You may at any time transfer that portion of your contract fund allocated to one or more of the subaccounts into the fixed account. The fixed account earns a fixed rate of interest as described on page 10.

                       INSURANCE AMOUNT AND CONTRACT FUND

Insurance Amount.--The insurance amount at any time is the greater of (1) the face amount which we show on page 3, and (2) the contract fund times the attained age factor that applies. We show the attained age factors on page 18.

Contract Fund.--On the contract date the contract fund is equal to the invested premium amounts received, (see below), minus any of the charges described in items (f) through (i) below which may have been due on that date. On any day after that the contract fund is equal to what it was on the previous day, plus any invested premium amounts received, plus these items:

(a) any increase due to investment results in the value of the subaccounts to which that portion of the contract fund that is in the investment amount is allocated; (we explain investment amount below); and

(b) interest at the rates shown below on that portion of the contract fund that is equal to any contract loan; and

(c) guaranteed interest at 3% on that portion of the contract fund that is in the fixed account; and

(d) any excess interest on that portion of the contract fund that is in the fixed account. (See page 11.)

Minus these items:

(e) any decrease due to investment results in the value of the subaccounts to which that portion of the contract fund that is in the investment amount is allocated;

(f) a charge against the investment amount at a rate of .00245475% a day (.90% a year) for mortality and expense risks that we assume;

(g) a charge against the investment amount at a rate of .00095723% a day (.35% a year) for the cost of administering the contract;

(h) any amount charged against the Contract Fund for Federal or State income taxes;

(i)  a charge for the cost of expected mortality;

We describe under Reinstatement on page 8 what the contract fund will be equal to on any reinstatement date.

Invested Premium Amount.--This is the portion of each premium paid that we add to the contract fund. It is equal to the premium paid, minus any applicable deduction for state and/or local premium taxes.

Investment Amount.--The investment amount for this contract is the amount we use to compute the investment return. The investment amount is allocated among the subaccounts. The amount of the investment amount and its allocation to subaccounts depend on (1) how you choose to allocate invested premium amounts;
(2) whether or not you transfer amounts among subaccounts; (3) the investment performance of the subaccounts to which amounts are allocated or transferred;
(4) the amount and timing of any additional premium payments you make; and (5) whether or not you take any loan. The account, subaccounts and account investments are described on page 9.

The investment amount at any time is equal to the contract fund, minus the portion of the contract fund equal to any contract loan, minus the portion of the contract fund that is in the fixed account.

Interest Credit.--On the portion of the contract fund equal to any contract loan: During each contract year we will use a monthly rate that is equivalent to an effective annual rate of 5 1/2% on the part of the contract fund equal to the first amount you borrow in each contract year up to the excess of the target loan amount over any existing loan. Interest due but not paid on any loan amount eligible for the 5 1/2% crediting rate will become part of the loan and will also be credited with interest at 5 1/2%.

For any part of the contract fund equal to the loan amount not eligible for the 5 1/2% crediting rate as described above, we will use a monthly rate that is equivalent to an effective annual rate of not less than 4%.

On each contract anniversary, we will transfer the part of the contract fund equal to any contract loan (up to the target loan amount) not eligible for the 5 1/2% crediting rate to the portion of the contract fund eligible for the 5 1/2% crediting rate.

Target loan amount means an amount equal to 10% of the initial premium for each completed contract year since the contract date.

Example: Suppose the initial premium is $20,000 and the loan value is enough to provide the amounts stated here. The target loan amount in the second contract year is $2,000 (10% of $20,000). In that year you borrow $1,000. Since it is the first amount you have borrowed, we will


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